EXHIBIT 17.1

CONFIDENTIAL — CONTAINS MATERIAL

NONPUBLIC INFORMATION UNTIL THE COMPANY FILES ITS CURRENT REPORT ON FORM 8-K

Paul R. Taylor
[Address on file]

October 26, 2026

By electronic mail

Board of Directors
Visium Technologies, Inc.
Attention: Mark B. Lucky, Director, Chief Financial Officer and Secretary
4094 Majestic Lane, Suite 360
Fairfax, Virginia 22033

Re: Resignation as Chairman of the Board, Chief Executive Officer and Director

Ladies and Gentlemen:

I hereby resign as Chairman of the Board of Directors, as Chief Executive Officer and as a director of Visium Technologies, Inc., a Florida corporation (the "Company"), and from every other office, committee membership and position that I hold with the Company or any of its subsidiaries, effective immediately upon delivery of this letter. My resignation is unconditional.

My resignation is because of a disagreement with the Company on matters relating to its operations, policies and practices, within the meaning of Item 5.02(a) of Form 8-K. The circumstances are as follows:

(a) On October 23, 2026, I delivered to the Company's Chief Financial Officer, who is also the Company's only other director, a proposed joint determination of the Chief Executive Officer and the Chief Financial Officer to the Company's independent registered public accounting firm, Fruci & Associates II, PLLC ("Fruci"), addressing the accounting matters then under evaluation, and on October 24, 2026, two addenda to it. The determinations concern (1) the $725,059 gain on extinguishment of debt recognized in the quarter ended September 30, 2024; (2) the validity of the Company's Series A and Series B Convertible Preferred Stock; (3) the effect of the Company's reverse stock splits on that stock and on reported potential dilution; (4) the dates of issuance of 540,000,000 shares of common stock reported in the Annual Report on Form 10-K for the fiscal year ended June 30, 2026; (5) related-party transactions; (6) the Series G Governing Preferred Stock; (7) the Series AA Convertible Preferred Stock; and (8) the interim review of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

(b) For purposes of the joint determination, the Chief Financial Officer was asked to state in writing, by 5:00 p.m., Eastern Time, on October 25, 2026, whether he concurred in each determination and, as to any determination in which he did not concur, his reasons. In my covering electronic mail of October 24, 2026, I told him that I would be away until October 27, invited him to take his time in preparing his answers, and confirmed the meeting of the Board of Directors on October 28, 2026. As of the date of this letter, he has provided no response and has not concurred in any determination.

(c) In the absence of a joint determination or action by the Board of Directors, on October 26 , 2026, following the meeting of the Board of Directors, I executed an Officer's Certificate concluding, as

the officer authorized to do so, that the Company's previously issued audited financial statements for the fiscal years ended June 30, 2016 through June 30, 2026, and its unaudited interim financial statements for the quarters ended December 31, 2015 through March 31, 2026, should no longer be relied upon. The certificate has been delivered to Fruci. My resignation does not withdraw or modify that conclusion.

(d) I do not have access to the Company's EDGAR filing credentials, which are maintained by the Chief Financial Officer.

Under Item 4.02 of Form 8-K, the Company is required to report that conclusion within four business days after October , 2026, that is, on or before November 3, 2026. I request that the Company file that report on time; that it report my resignation under Item 5.02 of Form 8-K; that it file this letter as Exhibit 17.1; and that, as Item 5.02(a)(3) requires, it provide me with a copy of its disclosure concerning my resignation no later than the date on which it is filed, so that I may respond if I consider it necessary.

I will cooperate with the Company, Fruci and Company counsel, upon reasonable request, in connection with the Item 4.02 conclusion, the restatement and the related filings. I will arrange, through counsel, the return of any Company records and property in my possession.

I waive any right to the advancement of expenses by the Company, including under section 607.0853 of the Florida Business Corporation Act. Except for that waiver, nothing in this letter waives or limits any right I may have to indemnification under the Company's articles of incorporation or bylaws, the Florida Business Corporation Act or any agreement. Nothing in this letter limits my right to communicate with the Securities and Exchange Commission or any other governmental authority.

Please acknowledge receipt of this letter and confirm the date and time of its delivery.

Very truly yours,

Paul R. Taylor

Monday, October 26, 2026

cc: Company counsel
Jacob Silva, Engagement Partner, and Kemper Rojas, CPA, CFE, Managing Principal, Fruci & Associates II, PLLC, Scott Linsky Lucosky Brookman LLP